Proposal No. 5: RACIAL EQUITY AUDIT

RESOLVED: Shareholders request Walmart Inc. (“Walmart” or the “Company”) conduct a third-party, independent racial equity audit analyzing Walmart’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities, and to provide recommendations for improving the company’s racial equity impact. Input from employees, customers, and racial justice, labor, and civil rights organizations should be considered in determining specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be published on Walmart’s website.

INTRODUCTION

Racial equity audits (REA) conducted by independent, third-parties can provide company leadership with an objective evaluation of how company policies, practices, and culture are combatting or perpetuating systemic racism and racial inequities.1

As the largest private sector employer, Walmart has a significant influence on society and the economy.2 As the largest private employer of Black people and people of color, Walmart policies and practices impact hundreds of thousands of BIPOC workers and their families. In 2023, Walmart received an abysmal rating on the Racial and Gender Pay Scorecard from Arjuna Capital and Proxy Impact, a strong indication that there were profound inequities among minority demographics at the company.3 Arjuna Capital and Proxy Impact changed Walmart’s 2024 score after the Company made a commitment to disclose adjusted and unadjusted pay gaps in 2025.4 While we are delighted that Walmart has committed to making these disclosures, we urge the company to think more expansively about the impact its policies and practices have on racial and gender equity beyond pay discrepancies.

Vote FOR Proposal 5: Racial Equity Audit

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1 Ziegler, J., Aiken, M., Burkart, W. “Introduction to Racial Inequity as a Systemic Risk: Why Investors Should Care and How They can Take Action.” The Investment Integration Project. 12 Jun, 2023. Available at: Introduction to Racial Inequity as a Systemic Risk.

2 Corporate Walmart: About Walmart. Accessed on 4 Apr, 2024. Available at: https://corporate.walmart.com/about.

3 Arjuna Capital and Proxy Impact: 2023 Racial and Gender Pay scorecard. March 2023.

4 Arjuna Capital - Racial and Gender Pay Scorecard 2024

Racial equity audits have quickly become an industry standard. Multinational companies such as Facebook, Apple, Airbnb, CITI, and Starbucks have agreed to analyze their impact on BIPOC workers and communities by conducting a racial equity audit. Shareholders filed REA proposals at 14 companies across a wide variety of industries in 2023.5 This year, proposals calling for a racial equity or civil rights audit were filed at Marriott International, PepsiCo, Wendy’s, UnitedHealth, and Walmart.6 Given Walmart's workforce demographics, shareholders want to ensure Walmart is honoring its DEI commitments and not directly or indirectly contributing to or creating racial inequities in the diverse communities in which it operates. The benefits of such an audit significantly outweigh the competitive, legal, and reputational risks the company may face. A properly conducted audit could help Walmart mitigate future legal and reputational risks. A report by Policy Link found that, “opportunities to create shared value by promoting racial equity occur at every point along a company’s value chain,” and that corporate America misses out on innovation and growth when it does not value advancing racial equity.7

There is evidence that companies find these audits beneficial. After conducting an independent civil rights audit in 2021, State Street Corporation lauded its benefits, saying ”[it] provided recommended actions for us to consider moving forward to establish State Street as an industry leader in advancing civil rights and racial equity and suggested we put mechanisms in place to monitor effectiveness.”8

Recommendations made by an REA can help Walmart address its contributions to systemic racism, improve employee retention and satisfaction, and enhance its public image. It will also position Walmart as a corporate leader on racial equity.

Address Systemic Racism

Walmart has faced public outcry and lawsuits over discriminatory hiring and promotion practices.9 10 The company is accused of favoring white candidates over people of color, particularly at the management, executive, and board levels. Presently, people of color comprise 49% of Walmart’s total U.S. workforce but only 27% of its officers and only 18% of its Board of Directors.11 An internal survey conducted by Bloomberg in 2021, found that many high-ranking Black Walmart employees “wouldn’t recommend working there” citing unequal access to growth opportunities and favoritism as they attempted to advance their careers.12

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5 Majority Action: Equity in the Boardroom. Mar, 2024. Available at: Walmart Supercenters and Monopsony Power: How a Large, Low-Wage Employer Impacts Local Labor Markets

6 Majority Action: 2024 Voting Guide. Proxy Voting For Racial Justice

7 Glover Blackwell, G., Kramer, M., Vaidyanathan, L., Iyer, L., Kirschenbaum, J. The Competitive Advantage of Racial Equity. Policy Link. Oct, 2017. Available at: The Competitive Advantage of Racial Equity.

8 State Street: Civil Rights Audit. Available at: Civil Rights Audit | State Street.

9 Business & Human RIghts Resource Centre: Wal-Mart settles racism lawsuit for $17.5 million. 12 Feb, 2009. Accessed 7 April, 2023.

10 Marciano, M. Former Employee Files Race Discrimination Complaint Against Walmart. Connecticut Law Tribune. 28 Oct, 2022. Available at: https://www.law.com/ctlawtribune/2022/10/28/former-employee-files-race-discrimination-complaint-against-walmart/. Accessed 7 April, 2023.

11 Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report.

12 Repko, M. “Walmart’s Black senior managers give the company low marks, report says.” CNBC. 8 July, 2021. Available at: Walmart's Black senior managers give the company low marks, report says. Accessed on 7 April, 2023.

Walmart has also faced criticism for its broader impact on communities of color. The company's reliance on tax breaks and government subsidies harms communities of color and strips local government budgets.13 Hundreds of thousands of Walmart associates are dependent on Medicaid, Supplemental Nutrition Assistance Program (SNAP), and other publicly subsidized systems of support because Walmart’s hourly pay keeps associates below the poverty line. The Government Accountability Office released a report in 2020 analyzing 11 states in which full-time workers were dependent on government subsidies such as SNAP. The report depicts how Georgia’s Walmart workers make up more than 2% of all non-elderly and non-disabled workers in the state receiving Medicaid.14

A study published by the American Sociological Association found that the worst Walmarts in America are located in low-income minority communities.15 The study discovered that stores located in areas with lower average incomes had significantly worse customer reviews than locations in higher- income zip codes. Additionally, Walmart locations serving heavily Black and/or Latino communities had worse reviews relative to stores located in predominantly white communities.

Improve Employee Retention and Satisfaction

Advocates and policymakers have long been concerned about the company's treatment of its own workforce. Walmart's low wages, anemic benefits, and punitive and unsafe work environments disproportionately affect people of color, as nearly half of Walmart’s workforce are BIPOC.16

Despite its public commitments and philanthropy, Walmart is failing to address the needs of its diverse workforce. A 2022 congressional report found that Walmart laid off double the amount of Black workers during the pandemic compared to their white counterparts. In the report, Walmart was identified as having “some of the largest racial inequities of the surveyed companies when it came to employment outcomes.”17

In addition, starting hourly pay is still under $15, making Walmart an outlier among its peers and leaving many associates struggling to make ends meet on poverty wages.18 The company does not disclose gender or racial pay gaps so it is currently impossible to know whether BIPOC workers are concentrated in lower paid positions.

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13 Center for Community Planning and Development Hunter College and the Public Advocate for the CIty of New York Bill de Blasio: Wal-mart’s Economic Footprint. Hunter College. 10 Jan, 2010. Available at: Wal-Mart’s Economic Footprint: A literature review prepared by Hunter College Center for Community Planning & Development. Accessed on 7 April, 2023.

14 Michaels, Samantha. “Which Companies Have the Highest Number of Workers on Medicaid and Food Stamps?” Mother Jones. 22 Nov, 2020. Available at: Which Companies Have the Highest Number of Workers on Medicaid and Food Stamps? – Mother Jones.

15 Taylor, Kate. A study reveals a disturbing trend about Walmart locations across the US. Business Insider. 30 Aug, 2016. Available at: A study reveals a disturbing trend about Walmart locations across the US, Accessed on 7 April, 2023.

16 Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report. Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report.

17 Tobin, B. “Walmart fired Black hourly employees twice as often as their white coworkers at the pandemic’s start, congressional report says.” Business Insider. 21 Nov, 2022. Available at: Walmart fired Black hourly employees twice as often as their white coworkers at the pandemic's start, congressional report says. Accessed on 7 April, 2023.

18 Meyersohn, Nathaniel. “Walmart cut starting pay for some new jobs.” CNN. 8 Sep, 2023. Available at: Walmart cut starting pay for some new jobs | CNN Business.

A 2023 Indeed survey found that 49% of Black workers reported wanting to quit their jobs, citing lack of pay transparency, a misalignment of personal values with the company, and the need for more diverse leadership as heavily impacting their decision.19

Addressing the root causes of disparities in hiring, pay, and promotions is an essential step toward improving employee morale and retention at Walmart. By creating a more inclusive and supportive workplace culture, Walmart can ensure all associates feel valued, respected, and safe at work.

Enhanced Public Image

Walmart’s failure to address the direct and indirect harms caused by company policies and practices also hurts its reputation with customers, policymakers, activists, and employees.

Walmart's poor labor practices, impact on local communities, and monopoly power have long attracted public scrutiny, regulatory and legal action, as well as negative press. The company has recently caught fire for racial profiling of customers, culturally insensitive security policies, and discriminating against Black executives and hourly employees.

In 2022, a Black associate in Iowa sued Walmart for racial discrimination after she was allegedly given an unsanitary lactation space and passed up for a promotion.20 In a landmark class-action case that made it all the way to the Supreme Court, Walmart associate Betty Dukes sued the company for racial and gender discrimination in the workplace.21 That case followed a 2015 suit brought by six former Walmart associates alleging Walmart gave preferential treatment to younger, white employees.22

In addition, the company was heavily criticized for its policy of locking up “multicultural” hair and beauty products in 202023 and made national headlines in August 2022 when Michael Mangum, a Walmart truck driver, was awarded $4.4 million after being harassed and racially profiled by a white Walmart associate.24 A few months later a white Walmart associate’s “racist tirade” against a Black customer was caught on video.25 In June 2023, a Walmart in Rhode Island faced allegations of racism after a Black associate was placed in a “fake jail” during a fundraiser event for a local children’s hospital.26

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19 Half of Black workers are considering quitting, new survey finds. Here's how to keep them happy

20 Bloomberg Law: Walmart Sued for Gender, Racial Discrimination in Iowa by EEOC. 11 Feb, 2022. Available at: Walmart Sued for Gender, Race Discrimination in Iowa by EEOC. Accessed 7 April, 2023.

21 Corkery, M. Betty Dukes, Greeter Whose Walmart Lawsuit Went to Supreme Court, Dies at 67. The New York Times. 18 July, 2017. Available at: Betty Dukes, Greeter Whose Walmart Lawsuit Went to Supreme Court, Dies at 67 - The New York Times. Accessed on 7 April, 2023.

22 Schmidt, T. Six former employees sue Walmart for race and age discrimination. KPLC News. 10 Oct, 2015. Available at: Six former employees sue Walmart for race and age discrimination. Accessed on 7 April, 2023.

23 Bhattarai, A. “Walmart will stop locking ‘multicultural’ hair and beauty products.” The Washington Post. 11 June, 2020. Available at: Walmart will stop locking ‘multicultural’ hair and beauty products - The Washington Post. Accessed on 7 April, 2023.

24 Franklin, J. “A man is awarded a $4.4 million settlement after being racially profiled in Walmart. NPR. 25 Aug, 2022. Available at: A man is awarded a $4.4 million settlement after being racially profiled in Walmart. Accessed on 7 April, 2023.

25 Goldberg, N. “Moreno Valley Walmart worker accused of launching racist tirade against Black customer.” Los Angeles Times. 28 Nov, 2022. Available at: Moreno Valley Walmart worker accused of launching racist tirade against Black customer. Accessed on 7 April, 2023.

26 Zucker, Noah. “Customers ‘perplexed’ as local Walmart puts Black employee in cage for children’s hospital fundraiser.” The U.S. Sun. 24 Jun, 2023. Available at: Customers 'perplexed' as local Walmart puts Black employee in cage for children's hospital fundraiser | The US Sun.

Given the demographics of its workforce and customers, Walmart must ensure company leadership is fully aware of the unintentional impacts of company policies and practices on BIPOC workers and communities, and proactively take steps to address the harm caused and prevent new harms from unfolding.

A racial equity audit can inform and facilitate any course correction necessary to promote racial equity and protect the company from risk, reputational and otherwise.

CONCLUSION

By conducting an independent, third-party racial equity audit Walmart can better understand the company's adverse impacts on associates and communities of color. Implementation of REA recommendations can mitigate against harms caused, improve employee satisfaction and retention, and reduce the company's exposure to risks stemming from legal actions, government investigations, and negative press.

For these reasons, we urge Walmart shareholders to vote FOR Proposal 5.